[redacted]

08029030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10731 Treena Street, Suite 201
(No. and Street)

San Diego (City) — California (State) — 92131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Knapp — 858-357-2905 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Peterson, Miranda, & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

3655 Nobel Drive, Suite 500 (Address) — San Diego (City) — California (State) — 92122 (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Connie Knapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities, Inc. and Madison Avenue Advisors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Connie Knapp
Signature

Chief Financial Officer
Title

Notary Public

MARTIN MC NEES
Commission # 17[illegible]70
Notary Public - California
San Diego County
My Comm. Expires Jan 22, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADISON AVENUE SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT

AND

REPORT PURSUANT TO RULE 17A-5

December 31, 2007 and 2006

INDEX TO FINANCIAL STATEMENTS

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

Board of Directors
Madison Avenue Securities, Inc.

We have audited the accompanying consolidated statements of financial condition of Madison Avenue Securities, Inc. and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholder's equity, and cash flows for the years ended December 31, 2007 and 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madison Avenue Securities, Inc. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Squar Milner Peterson Miranda & Williamson, LLP

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, California
February 28, 2008

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

3655 Nobel Drive, Suite 500 | San Diego, CA 92122
Tel: 858-597-4100 | Fax: 858-597-4111

4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660
Tel: 949-222-2999 | Fax: 949-222-2989

Website: www.squarmilner.com

MADISON AVENUE SECURITIES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 1,544,629	$ 1,242,739
Deposits with clearing organizations	111,532	109,751
Commissions receivable	240,500	79,426
Receivables from registered representatives, net	61,023	191,614
Prepaid expenses	117,881	156,390
Property and equipment, net	20,871	51,137
Goodwill	64,000	64,000
Other assets	4,278	4,278
Total assets	$ 2,164,714	$ 1,899,335
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$ 29,107	$ 51,676
Commissions payable	352,297	109,617
Employment liabilities	291,603	60,750
Note payable	130,129	81,467
Related party payable	570,383	627,962
Other liabilities	25,024	56,331
Total liabilities	1,398,543	987,803
STOCKHOLDER'S EQUITY		
Common stock, $0.10 par value; 2,000,000 shares authorized; 1,000,000 shares issued and outstanding	100,000	100,000
Additional paid-in capital	3,176,416	2,632,614
Accumulated deficit	(2,510,245)	(1,821,082)
Total stockholder's equity	766,171	911,532
Total liabilities and stockholder's equity	$ 2,164,714	$ 1,899,335

The accompanying notes are an integral part of these statements.

MADISON AVENUE SECURITIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007 and 2006

	2007	2006
REVENUES:		
Commissions	$ 7,034,558	$ 3,602,856
Investment advisory income	311,083	49,295
Trading related revenue	186,471	66,970
Interest	21,135	17,108
Other income	495,299	174,638
Total revenue	8,048,546	3,910,867
EXPENSES:		
Commission and fee expense	6,277,733	3,260,978
Employment expense	1,538,720	1,181,975
Trading related expense	264,824	121,648
Operating expense	654,832	520,823
Total expenses	8,736,109	5,085,424
LOSS BEFORE INCOME TAXES	(687,563)	(1,174,557)
PROVISION FOR INCOME TAXES	1,600	1,600
NET LOSS	$ (689,163)	$ (1,176,157)

The accompanying notes are an integral part of these statements.

MADISON AVENUE SECURITIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2005	1,000,000	$ 1	$ 1,574,991	$ (644,925)	$ 930,067
Change in par value of common stock	-	99,999	(99,999)	-	-
Capital contribution from parent	-	-	1,157,622	-	1,157,622
Net loss	-	-	-	(1,176,157)	(1,176,157)
Balance at December 31, 2006	1,000,000	100,000	2,632,614	(1,821,082)	911,532
Capital contribution from parent	-	-	543,802	-	543,802
Net loss	-	-	-	(689,163)	(689,163)
Balance at December 31, 2007	1,000,000	$ 100,000	$ 3,176,416	$ (2,510,245)	$ 766,171

The accompanying notes are an integral part of these statements.

MADISON AVENUE SECURITIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (689,163)	$ (1,176,157)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	30,266	29,565
Changes in operating assets and liabilities:		
Commissions and receivables from registered representatives	99,648	(166,549)
Deposits with clearing organizations	(1,781)	(99,751)
Prepaid expenses	38,509	(98,219)
Other assets	-	500
Accounts payable and accrued liabilities	(22,569)	(25,368)
Commissions payable	242,680	78,926
Employment liabilities	230,853	24,434
Related party payable	(57,579)	449,572
Other liabilities	(31,307)	53,743
Net cash used in operating activities	(160,443)	(929,304)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	-	(4,555)
Net cash used in investing activities	-	(4,555)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable	(81,469)	-
Capital contribution from parent	543,802	1,157,622
Net cash provided by financing activities	462,333	1,157,622
Net increase in cash and cash equivalents	301,890	223,763
CASH AND CASH EQUIVALENTS - beginning of the year	1,242,739	1,018,976
CASH AND CASH EQUIVALENTS - end of the year	$ 1,544,629	$ 1,242,739
SUPPLEMENTAL DISCLOSURES:		
Income tax payments	$ 1,600	$ 1,600
Interest payments	$ 3,513	$ -
NONCASH INVESTING AND FINANCING ACTIVITIES:		
Issuance of note payable in connection with purchase of insurance policy	$ 130,129	$ 81,467

The accompanying notes are an integral part of these statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, Inc. ("MAS" or the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly known as the National Association of Securities Dealers, Inc ("NASD"). The Company is a Delaware corporation that is a wholly-owned subsidiary of Asset Marketing Systems Insurance Services, LLC ("Parent" or "AMS"). MAS was formed in May 2005 and approved by FINRA/NASD to assume the business of Ashland Securities, Inc. ("ASI") in late November 2005. The Company provides investment brokerage services as an introducing broker-dealer. MAS maintains a relationship with Bear Stearns Clearing Corporation and Wedbush Morgan Securities, self clearing broker-dealers, to clear customer security transactions on a fully disclosed basis.

The Company also provides investment advisory services through MAS's registered representatives through its wholly owned subsidiary, Madison Avenue Advisors, Inc. ("MAA"). MAA's Registered Investment Advisory application to conduct advisory services was approved by the California Department of Corporations ("CDC"), Division of Securities in March 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Madison Avenue Advisors, Inc. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including introductory transactions and advisory services. All material intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates in the near term.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Property and Equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions are executed.

Investment Advisory Income

Investment advisory income is recorded during the period in which services are provided.

Other Income

Other income represents fees related to regulatory affairs, product support, and other services provided by the Company to registered representatives. Revenues for these items are recognized when the related fees are incurred or services are provided.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense totaled $24,830 for 2007 and $1,342 for 2006.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Substantially all of the Company's financial instruments, which include cash and cash equivalents and indebtedness, are carried at amounts that approximate their fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Under Statement of Financial Accounting Standards ("SFAS") No. 109 ("SFAS No. 109"), *Accounting for Income Taxes*, the liability method is used in accounting for income taxes. Under this method, deferred income tax assets and liabilities result from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable income and deductions in future years. A valuation allowance is recognized against deferred tax assets when it is more likely than not that the assets will not be realized.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. FIN 48 had an effective date for years beginning after December 15, 2006. The FASB approved a one-year deferral to years beginning after December 15, 2007 for nonpublic companies. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement focuses on creating consistency and comparability in fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment to FASB Statement No. 115.* This statement permits companies to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement of accounting for financial instruments. This statement applies to all entities, including not for profit. The fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We are currently assessing the impact of adopting SFAS No. 159 will have on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141R"). SFAS 141R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R also establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; (b) improves the completeness of the information reported about a business combination by changing the requirements for recognizing assets acquired and liabilities assumed arising from contingencies; (c) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (d) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is not permitted. We are currently assessing the impact SFAS 141(R) will have on our financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-Controlling Interests in Consolidated Financial Statements " ("SFAS NO. 160"). SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. We are currently assessing the impact SFAS 160 will have on our financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration Risk

The Company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company maintains some of its cash in bank deposit accounts which may be uninsured or exceed the federally insured limits. No losses have been experienced related to such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2007 and 2006, commission revenues from three types of investments accounted for approximately 56% and 90%, respectively, of total revenues. One registered representative accounted for approximately 15% in 2007, and two representatives accounted for 64% in 2006 of the gross commission revenues produced.

Goodwill

Goodwill is accounted for in accordance with SFAS No. 142. Under SFAS No. 142 goodwill is no longer amortized but instead is assessed for impairment at least annually. The Company's evaluation of goodwill completed during the year resulted in no impairment losses.

3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company does not hold funds or securities for customers. Accordingly, it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 that provides for the maintenance of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

The Company carries no customer regulated commodities futures accounts. Therefore, the computation of segregated funds pursuant to the Commodity Exchange Act is not applicable.

4. COMMISSIONS AND REGISTERED REPRESENTATIVES RECEIVABLE

Commissions and registered representative receivables at December 31, 2007 and 2006 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer firm and amounts owed from registered representatives. As of December 31, 2007 and 2006, commissions receivable were $240,500 and $79,426, respectively. As of December 31, 2007, amounts due from registered representatives were $61,023, net of an allowance of $49,351. As of December 31, 2006, amounts due from registered representatives were $191,614. There was no allowance for bad debts as of December 31, 2006.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2007	2006
Furniture and fixtures	$ 18,902	$ 18,902
Equipment	1,178	1,178
Computer equipment	45,453	45,453
Software	3,712	3,712
Leasehold improvements	19,033	19,033
	88,278	88,278
Less: accumulated depreciation and amortization	(67,407)	(37,141)
Total property and equipment	$ 20,871	$ 51,137

Depreciation and amortization expense for the year ended December 31, 2007 and 2006 were $30,266 and $29,565, respectively.

6. COMMISSIONS PAYABLE

Commissions payable at December 31, 2007 and 2006 consist of commissions expense due to registered representatives. As of December 31, 2007 and 2006, $352,297 and $109,617, respectively, were payable to registered representatives. There were no amounts due to clearing organizations or product issuers as of December 31, 2007 and 2006.

7. NOTE PAYABLE

In December 2007, the Company entered into a note payable agreement for $130,129 related to financed insurance premiums. The terms of the agreement require monthly installments of $12,314, which include interest at a rate of 8.10%. The balance is due in November 2008. At December 31, 2007 the unpaid balance was $130,129.

In 2006, the Company entered into a note payable agreement for $81,467 related to financed insurance premiums. The terms of the agreement required monthly installments of $8,498, which included interest at a rate of 9.3%. The balance was paid in full in October 2007.

8. EMPLOYMENT LIABILITY

In 2007, the Company entered into severance agreements totaling $367,647 related to the termination of two officers. The Company has paid a total of $130,595 in compensation at December 31, 2007. The remaining severance payable under these agreements is $237,052. Also included in the employment liability as of December 31, 2007 is accrued payroll taxes, accrued compensation, and accrued vacation totaling $54,551. As of December 31, 2006 employment liabilities consisted of payroll taxes, accrued compensation, and accrued vacation totaling $60,750.

9. OTHER LIABILITIES

Other liabilities consist of the following at December 31:

	2007	2006
FINRA fees	$ 13,624	$ 6,765
Other	11,400	12
Brokerage registration deposits	-	13,631
Deferred broker charges	-	35,923
Total other liabilities	$ 25,024	$ 56,331

10. EQUITY

In April 2006, the Company's Board of Directors approved an amendment to the Certificate of Incorporation increasing the par value of the Common Stock from $0.000001 to $0.10 per share and decreasing the number of authorized shares of common stock from 10,000,000 to 2,000,000 shares. As a result of the increase in par value, $99,999 was transferred from additional paid-in capital to common stock.

11. FINANCIAL INSTRUMENTS

Derivatives and Hedging Activities

The Company does not engage in derivative or hedging transactions.

12. NET CAPITAL REQUIREMENTS

MAS is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined), and requires that the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2007, MAS had net capital of $297,892, which was $206,364 in excess of its current minimum net capital requirement of $91,528, and the ratio of aggregate indebtedness to net capital was approximately 4.6 to 1.

MAA is subject to a minimum net capital requirement under section 260.237.2 of the California Code of Regulations that requires registered investment advisors with discretionary authority (no custody) over client cash and/or securities to maintain a minimum capital of $10,000. At December 31, 2007, MAA's net capital balance was $48,114.

13. RELATED PARTY TRANSACTIONS

On October 31, 2005, the Company entered into an expense sharing agreement with its Parent. The agreement provides that the Parent will provide information and technology, human resources and accounting services to MAS, and will invoice MAS monthly for the cost of these services. The Company is not obligated to repay the Parent; however, at the sole discretion of the Company, it may repay the Parent provided that such repayment would not result in MAS falling below 120% of its minimum net capital requirement. All expenses paid by the Parent pursuant to this agreement are recorded as expenses by the Company when incurred and a corresponding liability is accrued through the related party payable account or as additional contributed capital. In addition, the Parent funds certain operating expenses and makes capital contributions to the Company on an as needed basis.

13. RELATED PARTY TRANSACTIONS (continued)

During the years ended December 31, 2007 and 2006, the Parent made additional capital contributions to the Company of $543,802 and $1,157,622, respectively, and paid operating expenses under the expense sharing agreement on behalf of the Company in the amounts of $667,421 and $1,346,194, respectively. As of December 31, 2007 and 2006, capital contributed to the Company by the Parent since inception totaled $3,276,416 and $2,732,614, respectively, and the balances owed by the Company through the related party payable account were $570,383 and $627,962, respectively. During 2007, the Company made repayments of $725,000 to their Parent of amounts owed through the related party payable account. No repayments on this account were made in 2006.

14. EMPLOYEE BENEFIT PLAN

Employees of the Company are covered under Asset Marketing Systems Insurance Services, LLC 401(k) Plan (the "Plan"). The Plan was adopted by the Company's Parent on January 1, 2005. The Plan allows employees who satisfy the age and service requirements of the Plan to defer up to 50% of their pre-tax income not exceeding the allowable federal limit. The Company may make a matching contribution equal to a discretionary percentage of employee salary deferrals based on a percentage determined each year, but not exceeding 6%. The Company's contributions amounted to $12,586 and $14,481, respectively, for the years ended December 31, 2007 and 2006.

15. COMMITMENTS AND CONTINGENT LIABILITIES

Lease commitment

The Company leases its facilities and certain office equipment under operating leases that expire in March 2008 and December 2008, respectively. The Company has future minimum rental commitments under non-cancellable operating leases in the amount of $15,884 which expire by December 2008. Rent expense for the years ended December 31, 2007 and 2006 was $51,336 and $51,336, respectively.

Litigation

The Company is not involved in any legal action nor have they experienced any insurance claims to date.

16. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's wholly owned subsidiary, MAA at December 31:

	2007	2006
Total assets	$ 51,403	$ 50,852
Stockholder's equity	$ 48,114	$ 11,875

The accounts of MAA are not included in the Company's net capital computation.

17. INCOME TAXES

The components of the provision for income taxes for the year ended December 31 are as follows:

	2007	2006
Current		
Federal	$ –	$ –
State	1,600	1,600
	1,600	1,600
Deferred		
Federal	–	–
State	–	–
	–	–
Provision for income taxes	$ 1,600	$ 1,600

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. At December 31, 2007, the Company has available net operating loss carry forwards of $1,778,396 for federal income and state income tax purposes. The net operating losses will begin expiring in 2025 and 2015 for federal and state income tax purposes, respectively. The ultimate realization of the net operating losses may be limited if an ownership change occurs under Internal Revenue Code section 382. The Company has fully reserved the tax benefit of the temporary differences as the likelihood of realization of the benefit cannot be established.

17. INCOME TAXES (continued)

Significant components of the Company's net deferred tax liabilities consist of the following at December 31:

	2007	2006
Deferred tax assets		
Start-up costs	$ 160,363	$ 172,860
Accrued expenses	97,977	15,554
Net operating losses	708,320	533,526
Depreciation and amortization	10,001	4,026
Bad debt allowance	19,659	–
Other	544	544
	996,864	726,510
Deferred tax liabilities		
Prepaid expenses	4,307	4,880
	4,307	4,880
Net deferred tax asset before valuation allowance	992,557	721,630
Less valuation allowance	(992,557)	(721,630)
Net deferred tax asset	–	$ –

18. SUBSEQUENT EVENT

In January 2008, the Company entered into an additional clearing relationship with Pershing, LLC. Trading activities under this new agreement are scheduled to begin March 2008. Under this new agreement, the Company will be required to establish an additional clearing deposit of $100,000, to be held in a Madison Avenue Securities account at Pershing before the first trade date. The Company will maintain investment activity with regard to the clearing deposit. There are no minimum monthly charges for the first 12 months under the new agreement and anticipated conversion costs will be minimal.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Madison Avenue Securities, Inc.

In planning and performing our audit of the consolidated financial statements of Madison Avenue Securities, Inc. ("Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Squar Milner Peterson Miranda & Williamson, LLP

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, California
February 28, 2008

MADISON AVENUE SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULES 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

NET CAPITAL		
Total stockholder's equity qualified for net capital	$	729,588
Add:		
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		729,588
Deductions and/or charges:		
Non-allowable assets		429,537
Net capital before haircuts on securities positions		300,051
Haircuts on securities positions		
Money market accounts		2,159
Net Capital	$	297,892
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Liabilities	$	1,372,919
Aggregate indebtedness	$	1,372,919
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital	$	297,892
Minimum net capital required		91,528
Excess capital	$	206,364
Ratio: Aggregate indebtedness to net capital		4.6 to 1
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5(a) AS OF DECEMBER 31, 2007)		
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$	544,301
Audit adjustments for nonallowable assets		
(Increase) in accrued liabilities		(246,409)
Net capital per above	$	297,892

The accompanying notes are an integral part of these statements.

SCHEDULE II
MADISON AVENUE SECURITIES, INC.
COMPUTATION DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

The Company is exempt from the computation of the determination of reserve requirements according to the provision of Rule 15c3-3(k)(2)(ii)

SCHEDULE III
MADISON AVENUE SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

The Company is exempt from providing information relating to the possession or control requirements under 15c3-3 according to the provision of Rule 15c3-3(k)(2)(ii)

END